Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

June 29, 2021

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 20549

Re: Investors' Exchange LLC – Amendment No. 33 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 33 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017, Amendment No. 13 filed on April 27, 2017, Amendment No. 14 filed on June 28, 2017, Amendment No. 15 filed on August 2, 2017, Amendment No. 16 filed on December 28, 2017, Amendment No. 17 filed on January 11, 2018, Amendment No. 18 filed on March 1, 2018, Amendment No. 19 filed on March 27, 2018, Amendment No. 20 filed on July 27, 2018, Amendment No. 21 filed on October 8, 2018, Amendment No. 22 filed on October 18, 2018, Amendment No. 23 filed on November 1, 2018, Amendment No. 24 filed on November 26, 2018, Amendment No. 25 filed on June 28, 2019, Amendment No. 26 filed on August 22, 2019, Amendment No. 27 filed on February 13, 2020, Amendment No. 28 filed on February 26, 2020, Amendment No. 29 filed on June 30, 2020, Amendment No. 30 filed on September 4, 2020, Amendment No. 31 filed on March 8, 2021, and Amendment No. 32 filed on March 17, 2021.

Exhibit D	
Addendum D-1	Unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2020
Addendum D-2	Statement in lieu of financial statements of IEX Services LLC
Addendum D-3a	Unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2020
Addendum D-3b	Unaudited financial statements of IEX Cloud Services LLC for the fiscal year ending 12/31/2020
Addendum D-3c	Unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2020

Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

Addendum D-3d	Unaudited financial statements of swXtch.io LLC for the fiscal year ending 12/31/2020
Addendum D-4	Unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2020
Exhibit I	
Addendum I-1	Audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2020

Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
2D108FA5551244F...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response.	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. UPDATING - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. CONTACT EMPLOYEE - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. FORMAT
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. WHERE TO FILE AND NUMBER OF COPIES - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. PAPERWORK REDUCTION ACT DISCLOSURE
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007

21000463

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/21
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2021 Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 2D108FA5551244F... ~~Rachel Barnett, Chief Legal Officer~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ________________ State of ______________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, Investors' Exchange LLC is making this filing without notarization.

Form 1 Page 2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Form 1 Page 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).•A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: June 29, 2021

Date as of which the information is accurate: June 29, 2021

<u>Exhibit D</u>

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2020.

Attached as Addendum D-2 is statement in lieu of financial statements of IEX Services LLC.

Attached as Addendum D-3a are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2020.

Attached as Addendum D-3b are the unaudited financial statements of IEX Cloud Services LLC for the fiscal year ending 12/31/2020.

Attached as Addendum D-3c are the unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2020.

Attached as Addendum D-3d are the unaudited financial statements of swXtch.io LLC for the fiscal year ending 12/31/2020.

Attached as Addendum D-4 are the unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2020.

Addendum D-1

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2020

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	64,548,448
Due from subsidiaries		7,384,105
Other receivables		1,806,708
Prepaid expenses		4,349,163
Marketable securities, at fair value		2,902,562
Property and equipment, net of accumulated depreciation of $15,571,116 and $11,287,630 at December 31, 2020 and 2019, respectively		16,082,908
Software development costs, net of accumulated amortization of $33,732,853 and $25,050,937 at December 31, 2020 and 2019,		14,214,532
Investment in subsidiaries		39,001,201
Deferred tax asset		7,821,571
Total assets	$	158,111,198
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable	$	2,333,361
Accrued expenses and other liabilities		15,705,704
Total liabilities		18,039,065
Stockholders' Equity		
Preferred stock - $0.01 par value, 5,020,882 shares authorized at December 31, 2020 and 2019		
Convertible Series A-1 - 375,000 shares issued and outstanding		3,750
Convertible Series B-1 - 2,440,000 shares issued and outstanding		24,400
Convertible Series C - 2,205,882 shares issued and outstanding		22,059
Common stock - $0.01 par value, 10,100,000 shares authorized,4,499,018 and 4,234,746 shares issued and outstanding as of December 31, 2020 and 2019, respectively		44,990
Treasury stock, 585,749 and 503,216 shares as of December 31, 2020 and 2019, respectively		(31,354,710)
Additional paid-in capital		162,659,200
Promissory notes receivable, related party		(1,671,273)
Accumulated deficit		10,343,717
Total Stockholders' Equity	$	140,072,133
Total liabilities and stockholders' equity	$	158,111,198

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Income
For the Year Ended December 31, 2020

Revenues:	
Software licensing revenue	$ 3,600,000
Interest income	401,147
Total revenues	4,001,147
Operating expenses:	
Employee compensation and benefits	2,013,641
Marketing and travel	270
Technology and communications	2,657
Depreciation and amortization	667,016
Professional fees	1,637,629
Rent and office	321,216
Other	53,136
Total expenses	4,695,565
Operating loss	(694,418)
Other income	
Loss on investments	(209,388)
Total other income (loss)	(209,388)
Loss before income taxes	
Income tax benefit	3,179,899
Net income	$ 2,276,093

Addendum D-2

Statement in lieu of financial statements of IEX Services LLC

IEX Services LLC's financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Addendum D-3a

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2020

IEX Ventures, LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	2,149,861
Loans receivable		150,000
Investment in Tradewind		8,509,362
Investment in subsidiaries		7,050,000
Total assets	$	17,859,223
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		47,814
Total liabilities		47,814
Stockholders' Equity		
Additional paid-in capital		2,400,000
Accumulated deficit		15,411,409
Total Stockholders' Equity	$	17,811,409
Total liabilities and stockholders' equity	$	17,859,223

IEX Ventures, LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2020

Operating expenses:	
Employee compensation and benefits	$251,684
Professional fees	811
Rent and office	120,000
Total expenses	372,495
Operating loss	(372,495)
Other income	
Loss on investments	(10,499,263)
Total other income (loss)	(10,499,263)
Net loss	$ (10,871,758)

Addendum D-3b

Unaudited financial statements of IEX Cloud Services LLC
for the fiscal year ending 12/31/2020

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	1,154,629
Other receivables		189,001
Prepaid expenses		123,243
Total assets	$	1,466,873
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent	$	1,096,731
Accounts payable		106,560
Accrued expenses and other liabilities		352,908
Total liabilities		1,556,199
Stockholders' Equity		
Accumulated deficit		(89,326)
Total Stockholders' Equity	$	(89,326)
Total liabilities and stockholders' equity	$	1,466,873

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2020

Revenues:	
Subscription revenue	$899,521
Total revenues	899,521
Cost of revenues:	
Total cost of revenues	311,132
Operating expenses:	
Employee compensation and benefits	3,133,467
Depreciation and amortization	1,807,875
Technology and communications	1,268,971
Rent and office	610,047
Professional fees	224,206
Marketing and travel	39,034
Other	169
Total expenses	7,083,769
Operating loss	(6,495,380)
Net loss	$ (6,495,380)

Addendum D-3c

Unaudited financial statements of IEX Data Analytics LLC
for the fiscal year ending 12/31/2020

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	740,358
Other receivables		43,101
Total assets	$	783,459
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		685,092
Total liabilities		685,092
Stockholders' Equity		
Accumulated deficit		98,367
Total Stockholders' Equity	$	98,367
Total liabilities and stockholders' equity	$	783,459

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2020

Revenues:	
Subscription revenue	$106,650
Total revenues	106,650
Cost of revenues:	
Total cost of revenues	1,298
Operating expenses:	
Employee compensation and benefits	2,118,652
Depreciation and amortization	1,831,182
Rent and office	601,383
Technology and communications	482,231
Professional fees	126,931
Marketing and travel	13,101
Total expenses	5,173,480
Operating loss	(5,068,128)
Net loss	$ (5,068,128)

Addendum D-3d

Unaudited financial statements of swXtch.io LLC
for the fiscal year ending 12/31/2020

SWXTCH.IO LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	1,119,532
Total assets	$	1,119,532
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		317,214
Total liabilities		317,214
Stockholders' Equity		
Accumulated deficit		802,318
Total Stockholders' Equity	$	802,318
Total liabilities and stockholders' equity	$	1,119,532

SWXTCH.IO LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2020

Operating expenses:	
Employee compensation and benefits	$831,111
Professional fees	120,159
Rent and office	120,000
Depreciation and amortization	78,585
Technology and communications	44,221
Marketing and travel	3,572
Other	34
Total expenses	1,197,682
Operating loss	(1,197,682)
Net loss	$ (1,197,682)

Addendum D-4

Unaudited financial statements of TradeWind Markets, Inc.
for the fiscal year ending 12/31/2020

TradeWind Markets, Inc.

Unaudited Balance Sheet

December 31, 2020

Assets		
Cash	$	134,881
Accounts Receivable		19,102
Prepaid & Deposit		92,452
Other Current Assets		3,477
Property and equipment, net		54,229
Intangible assets, net		347,104
Other Assets		391,798
Total Asset	$	1,043,043
Liabilities and Stockholders' Equity		
Accounts Payable	$	142,584
Accrued Compensation & Benefits		129,987
Accrual & Other Current Liabilities		41,659
Accrued Professional Fees		212,850
Long Term Liabilities		33,000
Total Liabilities		560,080
Stockholders' Equity		
Common Stock, 25,000,000 shares authorized, 9,894,326 shares issued, $0.001 par		9,894
Preferred Stock, 10,425,418 shares authorized, 9,835,135 shares issued, $0.001 par		9,835
Additional Paid-In Capital		28,483,468
Retained Earnings		(28,020,234)
Total Stockholders' Equity		482,964
Total Liability & Stockholders' Equity	$	1,043,043

TradeWind Markets, Inc.

Unaudited Statement of Income (Loss)

For the year ended December 31, 2020

Revenue		
Revenue from Settlement/Transactions	$	212,926
Revenue from Assets Held	$	47,636
Cost of revenue	$	(46,303)
		214,259
Operating Expenses		
Compensation	$	4,081,748
Employee benefits & insurance		663,952
Technology & communications		632,153
Professional fees		479,098
Marketing		215,646
General, administrative & other		618,458
Depreciation & amortization		167,208
Operating Income (Loss)		(6,644,004)
Non-Operating Income (Expenses)		
Interest Earned		8,123
Sublease Revenue		134,369
Gain/Loss on Sale of Equipment		1,377
Gain/Loss on Lease Termination		(388,133)
Gain/Loss on Asset Written-off		(47,795)
		(292,060)
Net Income (Loss)	$	(6,936,064)

Investors' Exchange LLC

Date of filing: June 29, 2021

Date as of which the information is accurate: June 29, 2021

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2020. Investors' Exchange LLC has no consolidated subsidiaries.

Addendum I-1

Audited financial statements of Investors' Exchange LLC
for the fiscal year ending 12/31/2020

INVESTORS' EXCHANGE LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020
AND
INDEPENDENT AUDITORS' REPORT

****

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Audit Committee of Investors' Exchange LLC

We have audited the accompanying financial statements of Investors' Exchange LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2020, and the related statements of income, cash flows and changes in member's equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors' Exchange LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

April 1, 2021

Investors’ Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 28,014,431
Restricted cash	20,429,364
Receivables from members	16,799,312
Receivables from exchanges	6,053,198
Notes receivable, net of allowance	3,273,475
TOTAL ASSETS	$ 74,569,780
Liabilities and Member's Equity	
Liabilities:	
Section 31 fees payable	$ 27,994,035
Due to parent	4,844,740
Due to affiliate	3,026,484
Accrued and other liabilities	611,065
TOTAL LIABILITIES	36,476,324
Member's equity:	
Member's equity	38,093,456
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 74,569,780

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2020

Revenues:	
Matched fees	$ 94,320,446
Routed fees	27,100,883
Regulatory transaction fees	75,209,190
Other	13,508,303
Total revenues	210,138,822
Cost of revenues:	
Routing fees	26,155,337
Section 31 fees	75,220,373
Clearing fees	1,236,164
Other	7,438
Total cost of revenues	102,619,312
Total revenues, less cost of revenues	107,519,510
Operating expenses:	
Employee compensation and benefits	33,943,081
Software utilization fees	12,780,795
Technology and communications	10,333,995
Professional fees	8,555,867
Rent and office	6,033,084
Sales and marketing costs	5,289,074
Regulatory fees	2,915,875
Other	1,789,724
Total operating expenses	81,641,495
Net income	$ 25,878,015

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	25,878,015
Adjustments to reconcile net income to net cash provided by operating activities		
Allowance for bad debt on notes receivable		1,652,512
Changes in operating assets and liabilities:		
Receivables from members		(5,317,706)
Receivables from exchanges		(4,032,310)
Section 31 fees payable		12,770,136
Due to parent		882,714
Due to affiliate		523,498
Accrued and other liabilities		205,526
Net cash provided by operating activities		**32,562,385**
Cash flows from investing activities:		
Issuance of notes receivable		(3,453,200)
Net cash used in investing activities		**(3,453,200)**
Cash flows from financing activities:		
Capital distributions		(40,000,000)
Net cash used in financing activities		**(40,000,000)**
Net decrease in cash and restricted cash		**(10,890,815)**
Cash and restricted cash at beginning of year		**59,334,610**
Cash and restricted cash at end of year	**$**	**48,443,795**
Reconciliation of cash and cash equivalents and restricted cash:		
Cash	$	28,014,431
Restricted cash		20,429,364
	$	48,443,795

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance at December 31, 2019	$ 53,773,312
Capital distributions	(40,000,000)
Cumulative-effect adjustment from adoption of new accounting pronouncement (see Note 2)	(1,557,871)
Net income	25,878,015
Balance at December 31, 2020	$ 38,093,456

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Notes to Financial Statements
December 31, 2020

1. Organization and Nature of Business

Investors' Exchange LLC (the "Company") is a financial technology company that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.) The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in 2014, approved by the Securities and Exchange Commission ("SEC") as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016. On November 29, 2017, the SEC designated securities listed or authorized for listing on the Company as covered securities for purposes of Section 18(b) of the Securities Act, and SEC Rule 146.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

Restricted cash represents the amount segregated for the SEC Section 31 fees. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The company collects regulatory transaction fees from its members that are equal to the Section 31 fees. These fees are paid directly to the SEC. The Company holds the cash received on Section 31 fees until payment to the SEC on a semi-annual basis.

Receivables from Members and Exchanges

Receivables from members represent amounts owed to the Company by member firms for matched, routing, and regulatory fees. These receivables are collected through the National Securities Clearing Corporation ("NSCC"), a division of the Depository Trust Clearing Corporation ("DTCC"). Once received, the matched regulatory fee component of the receivable is transferred to the Company's Restricted Cash account. In circumstances where a specific member's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Receivables from exchanges represent amounts owed to the Company by other exchanges for tape sharing revenue.

Notes Receivable

The Company has provided funding to various Consolidated Audit Trail ("CAT") entities in connection with responding to SEC Rule 613. This funding is recorded as notes receivable on the Statement of Financial Condition, net of allowance for credit losses.

Key terms of the CAT notes are: (1) they are non-interest bearing, (2) are payable on demand, if requested in writing by the holders of the notes representing at least two-thirds of the outstanding principal amount of indebtedness represented by all notes, and (3) any repayment shall be concurrent with a corresponding pro-rata repayment of all other notes.

The Company recognizes an allowance in Other expense when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the financial statements. See Note 4.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. The Company believes that the performance obligation is satisfied on the trade date for matched fees, routed fees, and regulatory transaction fees because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. These revenues represent variable consideration because they are based on the level of trading activity.

Revenue from contracts with customers includes matched fees, routed fees, and regulatory transaction fees. The Company's primary business is matching equity shares on its trading system for its members. Matched fees include shares matched on its trading system whereby shares whose price is $1.00 or greater are assessed a charge of either 3 mils or 9 mils per share ($0.03 or $0.09 per 100 shares) depending on whether the order was displayed or non-displayed. For shares whose price is less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) is assessed. Through September 30, 2020 the Company charged a Crumbling Quote Indicator ("CQI") fee whereby market participants were charged the maximum fee allowed by the SEC (30 mils) during periods of greatest volatility during the trading day if certain conditions were met.

Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). Routing services are provided by the Company's affiliate, IEX Services LLC, ("Affiliate" or "Services"). Services also passes through any and all market fees incurred at the away exchanges to the Company. The Company records these as Routed Revenue as well as Cost of Revenues on its Statement of Income.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC.

Other revenues consist primarily of revenue from trade reporting and tape sharing received from exchanges. Trade reporting and tape sharing represents variable consideration because the consideration is dependent upon activity on the exchange and is recognized over time as market data is consumed.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue via a charge from Services. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees, charged by BofA Securities, Inc. to process and clear routed trades and Section 31 fees on routed trades, are both paid by Services and passed through to the Company via the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA").

Income Taxes

The Company is a single member limited liability company and is included in the income tax return filed by the Parent, which files as a C-corporation. No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes and not subject to tax.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and restricted cash which is considered Level 1.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The right of use asset and lease liability will be measured initially using the present value of the remaining rental payments. In June 2020, ASU 2020-05 deferred the effective date of ASU 2016-02 for one year for entities in the "all other" category that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of Leases. Therefore, under the amendments, Leases is effective for entities within the "all other" category for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact, if any, that the ASU will have on the Company.

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. For private companies, the ASU is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact, if any, that the ASU will have on the Company.

In August 2018, the FASB issued ASU No. 2018-13, *Disclosure Framework‒Changes to the Disclosure Requirements for Fair Value Measurement*. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The ASU is effective for all entities for fiscal years beginning after December 15, 2019. The adoption of this ASU by the Company did not have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) "Simplifying the Accounting for Income Taxes." The guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments strive to achieve consistent application of Topic 740 by clarifying and amending existing guidance. For private companies, the guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted.

The Company early adopted ASU No. 2019-12 for the year ended December 31, 2020 in order to simplify the Company's accounting for income taxes. The Company is a single member limited liability company that is included in the income tax returns filed by the Parent and is not subject to income tax on a stand-alone basis. Therefore, as a result of the adoption of ASU No. 2019-12, the Company has not included deferred tax assets and liabilities in the Statement of Financial Condition nor has the Company recorded any income tax expense. The net deferred tax asset previously reflected on the Company's Statement of Financial Condition of approximately $1.6 million has been derecognized as a cumulative-effect adjustment and will be recognized by the Parent, as no tax sharing payment will be made to the Company in accordance with the Tri-Party ESA.

3. Concentration of Credit Risk

Cash and Restricted Cash

The Company maintains cash and restricted cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2020, the Company had deposits at a financial institution in excess of FDIC limits of approximately $48.2 million.

4. Notes Receivable

CAT NMS, LLC and Thesys CAT LLC (collectively, "CAT1") were formed in response to SEC Rule 613 which requires the Self Regulatory Organizations ("SROs") to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets. The plan formed by the SROs contemplates that 75% of funding will be provided by the industry members and 25% by the SROs.

As of December 31, 2019, the Company had provided funding to CAT1, the previous plan administrator, in the form of promissory notes receivable of approximately $4.9 million. Due to uncertainty concerning the ultimate collectability of the notes, the Company has recorded an allowance against the overall amount receivable from CAT1 of approximately $4 million through December 31, 2019. During 2020, the Company fully reserved the total CAT1 notes receivable balance by recording an additional $0.6 million of reserve.

During 2019, FINRA was designated as the new plan processor. In connection, a new entity, Consolidated Audit Trail LLC, was formed to continue the development of the database.

As of December 31, 2020, the Company had provided funding to Consolidated Audit Trail LLC ("CAT2") in the form of promissory notes receivable of approximately $4 million. The Company recorded an allowance against this amount as of December 31, 2020 equal to 25% of the notes or approximately $1 million. All reserve charges are included in Other on the Statement of Income.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA") with Services and the Parent, the Company is required to reimburse each party on a monthly basis for expenses incurred on the Company's behalf. At December 31, 2020, the amount due to the Parent relating to the Tri-Party ESA was approximately $4.8 million. At December 31, 2020, the amount due to the Affiliate relating to the Tri-Party ESA was approximately $3.0 million.

As part of the Tri-Party ESA, the Company agreed to pay Services a monthly Router fee of $350,000 and to pay the Parent a monthly Software License Fee of $300,000. Additionally, the Parent charges the Company a monthly fee equal to the amortization of the capitalized software utilized by the Company. These three expenses compose the amount in Software utilization fees in the statement of income.

For the year ended December 31, 2020, the Company's allocation of expenses from the Parent, according to the terms and conditions of the Tri-Party ESA, are shown below:

Employee compensation and benefits	$ 33,943,081
Software utilization fees	8,580,795
Professional fees	8,348,555
Technology and communications	6,717,288
Rent and office	6,033,084
Sales and Marketing	5,289,074
Other	136,912
	$ 69,048,789

For the year ended December 31, 2020, the Company's allocation of expenses from Services, according to the terms and conditions of the Tri-Party ESA, are shown below:

Routing fees	$ 26,155,337
Section 31 fees	4,832,271
Software utilization fees	4,200,000
Technology and communications	3,616,707
Clearing fees	1,236,164
Regulatory fees	114,105
	$ 40,154,584

Capital Distributions & Contributions

During 2020, the Company made capital distributions to the Parent totaling $40 million.

6. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2020, the Company incurred approximately $8.5 million in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

7. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

In October 2020, the Company introduced a new order type to customers named D-Limit after receiving approval from the SEC to do so. Also in October 2020, Citadel Securities sued the SEC to overturn the approval of D-Limit. In November 2020, the Company filed a motion to join the case as an intervenor, and the motion was approved in December 2020. Briefing is in progress, and it is not clear when this matter will be resolved. It is not possible at this time to predict the outcome of this case or to make an estimate of the adverse impact, if any, on the Company, its Parent or its Affiliates if D-Limit was disallowed in whole or in part.

Services uses BofA Securities, Inc., to clear its routed listed cash equity securities. BofA Securities Inc. guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation ("NSCC") provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

8. Subsequent Events

The Company has evaluated subsequent events through April 1, 2021, the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements.